SECURITIES AND EXCHANGE COMMISSION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 17 2008
DIVISION OF MARKET REGULATION

08030499

A3 3/24

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43940

FACING PAGE

Information Required of Brokers and Dealers Pursuance to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRATION IDENTIFICATION

NAME OF BROKER-DEALER:
CRT Capital Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

262 Harbor Drive
(No. and Street)

Stamford (City) CT (State) 06902 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. John Pidlipchak (203) 569-4570
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2008 E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AA 3/27

OATH OR AFFIRMATION

I, **J. Christopher Young**, swear (or affirm) that, to the best of my knowledge and belief the accompanying Statement of Financial Condition pertaining to the firm of **CRT Capital Group LLC (the "Company")**, as of **December 31, 2007**, is true and correct. I further swear (or affirm) that neither the company nor any managing member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

J. Christopher Young,
Managing Member, CRT Capital Holdings, LLC
Parent to CRT Capital Group LLC

Notary Public
ROBERTA RYAN
Notary Public
State of Connecticut
My Commission Expires June 30,2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

CRT Capital Group LLC
December 31, 2007
with Report of Independent Registered Public Accounting Firm

CRT Capital Group LLC

Statement of Financial Condition

December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

Managing Members
of CRT Capital Holdings LLC ("Managing Members")

We have audited the accompanying statement of financial condition of CRT Capital Group LLC (the "Company"), as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of CRT Capital Group LLC at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

March 11, 2008

CRT Capital Group LLC

Statement of Financial Condition
December 31, 2007

Assets	
Cash, including restricted cash of $3,516,702	**$ 18,663,684**
Due from clearing organization	**11,633,095**
Securities owned, pledged to clearing organization, at fair value	**91,570,846**
Furniture, equipment and leasehold improvements – net	**2,477,540**
Investments held long-term	**3,918,187**
Other assets	**11,992,864**
Total assets	**$ 140,256,216**
Liabilities and member's capital	
Liabilities:	
Securities sold, not yet purchased, at fair value	**$ 43,019,812**
Payable to clearing organization	**23,110,333**
Accrued bonus	**15,913,945**
Other liabilities and accrued expenses	**10,754,825**
	92,798,915
Member's capital	**47,457,301**
Total liabilities and member's capital	**$ 140,256,216**

See accompanying notes.

CRT Capital Group LLC

Notes to the Statement of Financial Condition

December 31, 2007

1. Organization

CRT Capital Group LLC (the "Company") is a broker-dealer and investment banking firm organized as a Connecticut limited liability company pursuant to an operating agreement that expires on December 31, 2054. The Company is a wholly owned subsidiary of CRT Capital Holdings LLC (the "Parent Company"). As a part of its broker-dealer operations, the Company provides in-depth research and sales and trading coverage primarily to financial institutions. The Company trades public bonds, convertible securities, equities, options and warrants, bank debt and private placements. The Company is a market maker in certain stocks including Special Purpose Acquisition Companies ("SPAC's") and is involved as an agent or riskless principal in other securities transactions. The investment banking group provides advisory merger and acquisition, new issuance and restructuring services to corporations and SPAC's.

The Company is registered with the Securities and Exchange Commission ("SEC") as a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company is also a member firm of the Financial Industry Regulatory Authority ("FINRA"), the NASDAQ Exchange, NYSE Arca, National Exchange, Municipal Securities Regulatory Board and the Securities Investor Protection Corporation.

2. Summary of Significant Accounting Policies

Cash

Generally all cash balances are held as collateral under margin agreements with the Company's clearing organization, prime brokers and other contracted counter-parties. In addition, $3,516,702 of cash is used as collateral for a letter of credit in support of a building lease obligation.

Securities

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. "Securities owned, pledged to clearing organization, at fair value" and "Securities sold, not yet purchased, at fair value" are held principally for trading in the near term with the objective of generating profits on short-term differences in price and are recorded on the trade date at, respectively, purchase cost or sales proceeds. The Company's trading securities are held as collateral under margin agreements with the Company's clearing organization, prime brokers and other contracted counter-parties.

Marketable securities are valued using quoted market prices. Not readily marketable securities are valued at fair value as determined by management. Amounts receivable and payable for securities transactions that have not reached their settlement date are recorded net on the Statement of Financial Condition.

2. Summary of Significant Accounting Policies (continued)

Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, at estimated fair value as determined by management. Market values for exchange-traded derivatives, principally certain options, are based on quoted market prices. Estimated fair values for over-the-counter derivative financial instruments, principally options and swaps, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration include credit spreads, market liquidity, concentrations and funding and administrative costs incurred over the life of the instruments.

Derivatives used for economic hedging purposes include swaps and purchased options. The Company does not apply hedge accounting as defined in Financial Accounting Standards Board ("FASB") Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, as all financial instruments are marked to market. As a result, certain disclosures required by this statement are generally not applicable with respect to the Statement of Financial Condition.

Fair values of swaps and options contracts are recorded in "Securities owned, pledged to clearing organization, at fair value" or "Securities sold, not yet purchased, at fair value" as appropriate.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates.

Clearance Arrangements

Pursuant to an agreement between the Company and its clearing organization, securities transactions of customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System as all customer accounts, as defined by such rules, are carried by the clearing organization. The Company maintains proprietary accounts of introducing brokers with its clearing organization, prime broker and relevant counter-parties in order for it to receive allowable asset treatment for proprietary assets held at those institutions.

2. Summary of Significant Accounting Policies (continued)

Depreciation and Amortization

Office equipment and furniture and fixtures are depreciated using the straight-line method over a useful life of two to six years and five years, respectively. Leasehold improvements are depreciated using the straight-line method over the lesser of five years or the expected life of the lease.

Income Taxes

The Company is a limited liability company that is treated as a partnership for U.S. tax purposes. As such, it is generally not subject to Federal or State income taxes as taxable income, losses and deductions flow through to the member.

Member's Capital

Contributions of capital are recognized when received. Distributions of capital are recognized when paid. All withdrawals and contributions of capital during the year were in cash.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that may affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. The significant estimates included in the accompanying Statement of Financial Condition include estimated fair values of certain securities, financial instruments and certain receivables. Securities generally are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risks associated with securities, it is reasonably possible that changes in the values of securities will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Financial Condition.

3. Due From and Payable to Clearing Organization

Included in "Due from clearing organization" and "Payable to clearing organization" are unsettled proprietary trades and amounts due to the clearing broker for collateralized financing of proprietary positions. The Company's principal source of short-term financing is provided by the clearing broker from whom it can borrow on an uncommitted basis against its proprietary inventory positions, subject to collateral maintenance requirements. The interest rate for such short-term financing during 2007 ranged from 4.60% to 6.00%.

4. Securities Owned, Pledged to Clearing Organization, at Fair Value and Securities Sold, Not Yet Purchased, at Fair Value

"Securities owned, pledged to clearing organization, at fair value" ("Owned") and "Securities sold, not yet purchased, at fair value" ("Sold") consist of trading securities at fair values as follows at December 31, 2007:

	Owned	Sold
Corporate stocks	$ 58,280,270	$ 30,210,971
Corporate bonds, debentures and notes	33,203,099	12,768,387
Derivative financial instruments	87,477	40,454
Total	$ 91,570,846	$ 43,019,812

5. Furniture, Equipment and Leasehold Improvements

"Furniture, equipment and leasehold improvements–net" consist of the following at December 31, 2007:

Furniture and fixtures	$ 1,306,976
Office equipment	2,948,378
Leasehold improvements	5,120,388
Leased property under capital leases (Note 6)	2,290,365
Total, at cost	11,666,107
Accumulated depreciation and amortization	(9,188,567)
Total – net	$ 2,477,540

6. Capital Lease

Leased property under capital lease by major fixed asset classification is as follows at December 31, 2007:

Furniture and fixtures	$ 502,448
Office equipment	1,787,917
Total, at cost	2,290,365
Accumulated depreciation	(1,940,730)
Total – net	$ 349,635

The present value of the minimum lease payments is included in "Other liabilities and accrued expenses" in the Statement of Financial Condition. The following is a schedule by year of future minimum lease payments required under capital leases together with the present value of the net minimum lease payments as of December 31, 2007:

Year ending December 31, 2008	$ 433,328
Total minimum lease payments	433,328
Less – amount representing interest	(83,693)
Present value of net minimum lease payments	$ 349,635

7. Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of Minimum Net Capital and a Ratio of Aggregate Indebtedness to Net Capital, both as defined. Under this rule, a registered broker-dealer may be required to reduce its business if its net capital falls below 120% of its Minimum Net Capital. Violation of the Minimum Net Capital requirement may prohibit a registered broker-dealer from engaging in any securities transactions. Additionally, a registered broker-dealer's Ratio of Aggregate Indebtedness to Net Capital (Net capital ratio) shall not exceed 15 to 1.

7. Net Capital (continued)

In its normal course of business, the Company's trading strategies invest in securities that are required to be classified for regulatory net capital purposes as not readily marketable and are included in non-allowable assets on the Company's filings with the SEC and FINRA. Such investments may include corporate bonds for which the issuer is in default of their interest obligation and certain derivative instruments. The total of all non-allowable assets held by the Company and other deductions at December 31, 2007 was $27,931,544.

The Company's net capital information is as follows at December 31, 2007:

Minimum Net Capital requirement ($1,000,000 for 2007, or 6 2/3 % of aggregate indebtedness, whichever is greater)	$ 1,000,000
Net capital	$ 5,691,160
Net capital ratio	1.9 to 1

8. Benefit Plans

The Company maintains a profit sharing and 401(k) plan (the "Plan") for all eligible employees. Employees become eligible for the Plan upon hire. The Plan provides for discretionary profit sharing contributions by the Company and voluntary contributions by the participants not to exceed $45,000 for the year ended December 31, 2007. The Company did not make any contributions to the Plan during 2007.

9. Commitments and Contingencies

Operating Leases

As of December 31, 2007, the minimum total rental commitments under non-cancelable leases for office space and equipment are as follows:

Years ending December 31,	
2008	$ 3,455,791
2009	3,822,854
2010	3,826,750
2011	3,718,430
2012	3,516,702
Later years	21,421,181
Total	$ 39,761,708

Litigation

The Company may from time to time be the subject of claims or named as a defendant in various legal actions. Management does not expect the Company to incur any material liability by reason of any such actions pending at the date hereof, nor does it expect that any such actions pending at the date hereof will have a material adverse effect on the Company's liquidity.

10. Subordinated Borrowings

In 2002, the Company issued 14% subordinated notes that were due on March 31, 2007. The subordinated borrowings were included in computing net capital under the SEC's uniform net capital rule. Additionally, the subordinated borrowing agreement required the Company to be in compliance with certain affirmative and negative covenants which in the event of default, would have required an acceleration of payments or would have caused the subordinated borrowings to come due. The Company was required to and did make assertions to the subordinated lenders that they were in compliance with those covenants for the period during the year which the borrowings were outstanding. The borrowings were repaid in full on March 31, 2007.

11. Financial Instruments With Off-Balance Sheet Credit Risk

Included in "Securities owned, pledged to clearing organization, at fair value" and "Securities sold, not yet purchased, at fair value" are derivative financial instruments. The Company is engaged in the buying and selling of securities principally for corporations and institutional investors. The Company's transactions are executed with and on behalf of institutions including other brokers and dealers, commercial insurance companies, commercial banks, pension funds and plans, hedge funds and other financial and non-financial institutions. The Company introduces these transactions for clearance to its clearing organization on a fully disclosed basis.

The agreement between the Company and its clearing organization provides that the Company is obligated to assume any exposure related to the nonperformance of its customers. The Company seeks to control the risk associated with nonperformance by monitoring its customer activity through the review of information it receives from its clearing organization on a daily basis. Open securities transactions at December 31, 2007 were subsequently cleared by the delivery of the related securities or payment to the counterparty.

The Company from time to time, enters into various transactions involving derivatives and other financial instruments such as securities purchased and sold on a when-issued basis (when-issued securities) as well as credit default and interest rate swaps. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

11. Financial Instruments With Off-Balance Sheet Credit Risk (continued)

When-issued securities provide for the delayed delivery of the underlying instrument when, as and if it is issued. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. Credit default swaps exchange credit risk in lieu of a fee. As a buyer of credit protection, the Company would pay a fixed fee and, in an event of default by the referenced issuer, deliver the referenced asset in the swap contract (generally a bond of the defaulted issuer). As a seller of protection, the Company would receive a fixed fee and, in an event of default by the referenced issuer, receive the referenced asset in the swap contract. Interest rate swaps involve the exchange of payments based on fixed or floating rates applied to notional amounts. The contractual or notional amounts related to these swap instruments are reflective of volume and activity and do not necessarily reflect the amounts at risk. The credit risk for options, swaps, and when-issued securities is limited to the unrealized gains recorded in the Statement of Financial Condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

The Company has sold securities that it did not currently own and will be obligated to purchase such securities at a future date. The Company has recorded these obligations in the Statement of Financial Condition at December 31, 2007 at the fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2007. As of December 31, 2007 the gross contractual or notional amounts of derivative financial instruments used for trading purposes was $10.0 million.

12. New Accounting Standards

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax provision taken or expected to be taken in a tax return. Also, the interpretation provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. On February 1, 2008 the FASB issued FASB Staff Position No. FIN 48-2 ("FSP FIN 48-2") which defers the effective date of FIN 48 for certain nonpublic enterprises. As a result, the Company will apply the provisions of FIN 48 for fiscal years beginning after December 15, 2007. The Company does not expect that the adoption of FIN 48 will have a material impact on its Statement of Financial Condition.

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company does not expect that the adoption of SFAS 157 will have a material impact on its Statement of Financial Condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159's objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedging procedures. SFAS No. 159 is effective in fiscal years beginning after November 15, 2007. The Company does not expect that the adoption of SFAS No. 159 will have a material impact on its Statement of Financial Condition.

13. Related Party Transactions

In the ordinary course of business the Company contracts with executive search firms. During 2007, the spouse of a senior management team member, who was not a Managing Member of the Parent Company, represented the Company in the course of her employment in significantly all of its personnel placements. The Company owed the firm $580,000 as of December 31, 2007.

In January 2007 the Company placed, for investment, securities previously carried in its proprietary account into the Harbor Drive Fund LP, an affiliated company, in exchange for limited partner interests. At December 31, 2007 the fair value of this investment was $3,918,187 and is recorded in "Investments held long-term" on the Statement of Financial Condition.

At December 31, 2007 the Company was owed $1,474,580 from Pine Street Institutional Partners as well as $164,840 from Harbor Drive Asset Management LLC, both affiliated companies. These amounts were recorded in "Other assets" on the Statement of Financial Condition. In addition, the Company owed the Parent Company $3,294,965. This amount was recorded in "Other liabilities and accrued expenses" on the Statement of Financial Condition.

END